Filed by Blue Owl Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation III

Commission File No. 814-01345

August 2024 Blue Owl Capital Corporation (“OBDC”) and Blue Owl Capital Corporation III (“OBDE”) Overview of Proposed Merger Between OBDC and OBDE Highly Confidential. Trade Secret.

Anticipated Merger between two known, high quality diversified portfolios with significant investment overlap that have been under Blue Owl management since inception Benefits of Proposed Increases scale and diversification with $17.7 billion of 1 total investments and an average position size of less 1 than 0.4% Merger to Streamlines Blue Owl BDCs’ organizational structure Shareholders and improves secondary market liquidity as a result of increased market capitalization The board of directors for each of OBDC and Reduces financing costs over time driven by benefits OBDE have of scale unanimously approved the merger and believe the Accretive to net investment income over time through transaction can create operational synergies meaningful value for shareholders of both companies Opportunity for net asset value per share accretion 1. Pro forma as of June 30, 2024. See disclaimer for definition. 2 2

Key Transaction Terms o OBDC to acquire 100% of OBDE in a stock-for-stock merger, with shares of OBDE common stock to be exchanged for shares of OBDC common stock Merger o Number of shares of OBDC common stock to be received by OBDE shareholders to be determined at merger close based upon Structure 1 (i) the Net Asset Value (“NAV”) per share of OBDE and OBDC, and (ii) the market price of OBDC common stock o Combined company to continue to trade under the ticker “OBDC” on the New York Stock Exchange o $18.4 billion in total assets and $17.7 billion in total investments at fair value o Investments in 256 portfolio companies with an average position size of less than 0.4% o Net leverage of 1.20x debt-to-equity; no anticipated changes to OBDC’s target leverage ratio of 0.90x to 1.25x Pro Forma 3 o Combined company is expected to continue to have investment grade ratings from four rating agencies – Moody’s, S&P, Fitch, Kroll 2 Balance Sheet o OBDC’s existing debt will remain outstanding and OBDE’s credit facilities and existing debt will be transferred to OBDC through any 4 necessary consents, amendments and joinders o Flexible capital structure with manageable near-term debt maturities Combined o Base management fee rate of 1.50% to remain unchanged Company o 17.5% incentive fee and 6% hurdle to remain unchanged Fee Structure Transaction o Fees and expenses associated with the merger will be reimbursed by OBDC's adviser, Blue Owl Credit Advisors LLC, up to a cap of Expense $4.25 million Support o OBDC: affirmative vote of a majority of votes cast where a quorum is present Required o OBDE: affirmative vote of a majority of outstanding shares Approvals o Regulatory approvals and other customary closing conditions o Blue Owl Credit Advisors LLC will serve as the investment adviser of the combined company Management & Governance o OBDC’s officers and board of directors are expected to remain unchanged o Expect joint proxy statement / prospectus and registration statement to be declared effective in Q4 2024 Anticipated Timing o Anticipate closing in Q1 2025, subject to shareholder approval and other customary closing conditions 1. Final merger NAV and relevant OBDC market price will be determined within 48 hours prior to closing (excluding Sundays and holidays). 2. Pro forma as of June 30, 2024. See disclaimer for definition. 3. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. 4. Except for payoffs. 3

Commitment to Long-Term Shareholder Value Dividend Structure OBDC Shareholders § OBDC will continue to declare and pay regular quarterly dividends, subject to Board approval § Incremental upside to dividend yield from supplemental dividend structure, which will be unchanged (50% of net investment income in excess of OBDC’s regular dividend) OBDE Shareholders (Prior to Closing) § OBDE will continue to declare and pay regular quarterly dividends, subject to Board approval § OBDE shareholders will receive any estimated undistributed income at OBDE, which includes any previously 1 declared but unpaid special dividends, prior to close o Previously Declared, But Unpaid, Special Dividends: $0.24 per share as of June 30, 2024 o Estimated Additional Undistributed Income: Approximately $0.19 per share as of June 30, 2024 § In total, OBDE shareholders can expect to receive an estimated $0.43 per share of additional dividend income along with the regular quarterly dividend of $0.35 per share from June 30, 2024 through merger close Share Repurchase Program § Existing $150 million share repurchase program at OBDC to remain in place post-closing of the merger 1. On January 12, 2024, the OBDE Board declared, in addition to the $0.06 special dividend per share paid on June 14, 2024, four special dividends of $0.06 per share, payable on or before September 13, 2024, December 13, 2024, March 14, 2025 and June 13, 2025 to shareholders of record as of August 30, 2024, November 29, 2024, February 28, 2025 and May 30, 2025, respectively. 4

Overview of Proposed Merger Consideration OBDC to acquire 100% of OBDE in a stock-for-stock merger, with shares to be exchanged based upon an exchange ratio 1 determined prior to closing 1 1 OBDC At Or Below NAV Per Share OBDC Above NAV Per Share NAV-for-NAV Formulaic Exchange Ratio Based on OBDC Trading Level 1 2 3 OBDC P/NAV ≤ 100% 100% < OBDC P/NAV ≤ 104.5% 104.5% < OBDC P/NAV If OBDC is trading at less than or OBDC and OBDE shareholders will share the OBDC shareholders will receive all incremental equal to 100% of NAV per share, the premium 50/50 when OBDC is trading premium above 102.25% when OBDC is exchange ratio will be calculated as: between 100% and 104.5% of NAV per share trading above 104.5% of NAV per share OBDE NAV per share / OBDC NAV per share The exchange ratio will be calculated using a formula-based approach specific to each scenario: (OBDE NAV per Share x Formulaic Premium) / OBDC Market Price per Share In any scenario where OBDC is trading above NAV per share, the transaction is Transaction will be expected to be accretive to OBDC’s NAV per share and will value OBDE at a NAV per share neutral premium to NAV Allows for potential NAV per share accretion at OBDC and consideration valued in excess of NAV at OBDE if shares of OBDC are trading above its NAV per share at close 1. Final merger NAV and relevant OBDC market price will be determined within 48 hours prior to closing (excluding Sundays and holidays). 5

Structure Provides Opportunity for NAV Per Share Accretion

	OBDC Trading At or Below NAV Per Share[1] NAV-for-NAV	OBDC Trading Above NAV Per Share[1] Formulaic Exchange Ratio Based on OBDC Trading Level	
	Scenario ①	Scenario ②	Scenario ③
OBDC Illustrative P / NAV[1]	95%	104.5%	110%
OBDC Illustrative Implied Market Price[1]	$14.55	$16.05	$16.90
OBDC NAV Per Share[1,2]	$15.36	$15.36	$15.36
OBDE NAV Per Share[1,2]	$15.56	$15.56	$15.56
Applicable Exchange Ratio Formula	Exchange Ratio = OBDE NAV Per Share / OBDC NAV Per Share	Exchange Ratio = OBDE NAV Per Share * (1 + 50% * (OBDC P / NAV - 1)) / OBDC Market Price	Exchange Ratio = OBDE NAV Per Share * 102.25% / OBDC Market Price
Illustrative Exchange Ratio[3]	$15.56 / $15.36 = 1.0128 Each OBDE shareholder to receive 1.0128 shares of OBDC per OBDE share	$15.56 * (1 + 50% * (104.5% - 1)) / $16.05 = 0.9910 Each OBDE shareholder to receive 0.9910 shares of OBDC per OBDE share	$15.56 * 102.25% / $16.90 = 0.9414 Each OBDE shareholder to receive 0.9414 shares of OBDC per OBDE share
Illustrative OBDC NAV per Share Accretion[3]	NAV per share neutral	$0.08 per share / 0.52%	$0.27 per share / 1.74%
Illustrative OBDE Shareholder Consideration in Excess of NAV[3]	None	$0.35 per share / 2.25% premium	$0.35 per share / 2.25% premium

1. Final merger NAV per share and relevant OBDC market price will be determined within 48 hours prior to closing (excluding Sundays and holidays). 2. NAV per share as of 6/30/24. NAV per share is rounded to 2 decimal places for presentation purposes only. Does not include the impact of certain expected merger adjustments; including, but not limited to, merger accounting adjustments, the impact of transaction expenses, and tax distributions if applicable.. 3. Calculations of illustrative exchange ratios reflect exact NAV per share figures.

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Transaction Rationale • Significant portfolio overlap: approximately 90% of OBDE’s investments are also in OBDC’s portfolio Seamless Portfolio • OBDC’s investment strategy to remain primarily focused on first lien loans to upper middle-market companies Integration and • Strong credit quality in expected combined portfolio with 1.2% non-accruals and 92.0% 1- and 2-rated investments at Improved Portfolio 1 fair value Metrics • Combined company expected to be second largest externally managed, publicly traded BDC by assets Increased Scale and • $17.7 billion of investments at fair value and $7.9 billion in net asset value across 256 portfolio companies Portfolio • Combined company creates additional diversification: average investment size decreases to less than 0.4% on a 1 Diversification pro forma basis • Larger scale creates potential for enhanced trading liquidity, a broader investor base and research coverage Improved Trading • Elimination of a second diversified publicly traded BDC reduces short term arbitrage opportunities and long-term Liquidity confusion • Enhanced scale creates potential for more diverse funding sources, while consolidating existing facilities Greater Access to • Greater scale could improve cost of debt and allow for more favorable terms over time Debt Capital Markets • Combined company is expected to realize annual synergies from duplicative expenses in year one NII Accretion Over • Potential for incremental accretion from optimizing portfolio mix and ability into strategic equity investments over Time time • If shares of OBDC are trading above its NAV per share at close: Opportunity for NAV • Structure allows for potential NAV per share accretion to OBDC Per Share Accretion • Structure also allows for OBDE shareholder consideration to be valued at a premium to NAV We believe enhanced scale from transaction will likely improve trading liquidity, drive lower costs of funds, and generate meaningful operational synergies 7 1. Pro forma as of June 30, 2024. See disclaimer for definition.

OBDC at a Glance

$13.3bn	212	$876mm	$195mm	44%	11.4%
Portfolio Size[1]	Portfolio Companies	Portfolio Company Revenue[2]	Portfolio Company EBITDA[2]	Net Loan-to-Value[3]	Asset Yield[4]

Portfolio Mix by Asset Class



3%
10%
3%
2%
6%
82% Senior Secured
75%
1st Lien
2nd Lien
Unsecured
Preferred Equity
Common Equity
Joint Ventures

Portfolio Mix by Industry



11%
9%
8%
6%
6%
6%
6%
4%
46%
31 Portfolio Industries
Internet Software and Services
Insurance
Food and Beverage
Asset Based Lending and Fund Finance
Manufacturing
Healthcare Providers and Services
Healthcare Technology
Buildings and Real Estate
Other (23 Industries)

Past performance is no guarantee of future results. Numbers may not sum due to rounding. 1. At fair value. 2. Borrower financials are derived from the most recently available portfolio company financial statements, have not been independently verified by Blue Owl, and may reflect a normalized or adjusted amount. Accordingly, Blue Owl makes no representation or warranty in respect of this information. This represents 87.4% of our total debt portfolio based on fair value as of 6/30/24 and excludes certain investments that fall outside of our typical borrower profile. 3. "Net LTV" represents the net ratio of "loan to value" for each portfolio company, weighted based on the fair value of OBDC's loan investment. The "attachment point" is the principal amount of debt that is senior to OBDC's loan investment, and that amount plus the principal amount of the loan in which OBDC invested and other equally ranked debt is the "last dollar" amount. "Value" represents an estimate of enterprise value of each portfolio company, a calculation that will vary by portfolio company. 4. Weighted average total yield of the portfolio at fair value. Calculated based on the interest rate and the accretion of OID. Does not represent investor returns, as total portfolio yield does not reflect effects of costs and leverage. For non-stated rate income producing investments, computed based on (a) the dividend or interest income earned for the respective trailing twelve months ended on the measurement date, divided by (b) the ending cost or fair value. In instances where historical dividend or interest income data is not available or not representative for the trailing twelve months ended, the dividend income is annualized.

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OBDE at a Glance

$4.3bn	207	$989mm	$214mm	39%	11.1%
Portfolio Size[1]	Portfolio Companies	Portfolio Company Revenue[2]	Portfolio Company EBITDA[2]	Net Loan-to-Value[3]	Asset Yield[4]

Portfolio Mix by Asset Class



5%
1%
4%
5%
90% Senior Secured
85%
1st Lien
2nd Lien
Unsecured
Preferred Equity
Common Equity

Portfolio Mix by Industry



13%
10%
8%
7%
6%
6%
5%
4%
39%
29 Portfolio Industries
Internet Software and Services
Insurance
Healthcare Providers and Services
Business Services
Healthcare Technology
Food and Beverage
Specialty retail
Containers and packaging
Other (21 Industries)

Past performance is no guarantee of future results. Numbers may not sum due to rounding. 1. At fair value. 2. Borrower financials are derived from the most recently available portfolio company financial statements, have not been independently verified by Blue Owl, and may reflect a normalized or adjusted amount. Accordingly, Blue Owl makes no representation or warranty in respect of this information. This represents 88.6% of our total debt portfolio based on fair value as of 6/30/24 and excludes certain investments that fall outside of our typical borrower profile. 3. "Net LTV" represents the net ratio of "loan to value" for each portfolio company, weighted based on the fair value of OBDE's loan investment. The "attachment point" is the principal amount of debt that is senior to OBDE's loan investment, and that amount plus the principal amount of the loan in which OBDE invested and other equally ranked debt is the "last dollar" amount. "Value" represents an estimate of enterprise value of each portfolio company, a calculation that will vary by portfolio company. 4. Weighted average total yield of the portfolio at fair value. Calculated based on the interest rate and the accretion of OID. Does not represent investor returns, as total portfolio yield does not reflect effects of costs and leverage. For non-stated rate income producing investments, computed based on (a) the dividend or interest income earned for the respective trailing twelve months ended on the measurement date, divided by (b) the ending cost or fair value. In instances where historical dividend or interest income data is not available or not representative for the trailing twelve months ended, the dividend income is annualized.

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Combined Company Has Enhanced Portfolio Diversification 1 OBDC OBDE Illustrative Combined Entity Investments at Fair Value (in Millions) $13,342 $4,346 $17,688 Top 15 Investments (%) 32% 28% 29% Top 25 Investments (%) 44% 40% 40% Number of Portfolio Companies 212 207 256 Average Position Size 0.5% 0.5% 0.4% Non-Accruals (% of Debt Portfolio) 1.4% 0.5% 1.2% Internal 1- and 2-Rated Investments (%) 91.0% 95.1% 92.0% Assets by Type 4% 3% 5% 2% 3% 3% 1% 1st Lien 2% 9% 10% 2% 5% 2nd Lien 6% Unsecured 6% Common Equity Preferred Equity 75% 78% Joint Ventures 85% Industry Diversification Internet Software and Services Insurance 11% 13% 12% Food and Beverage 9% 10% Healthcare Providers and Services 38% 10% 39% 38% Asset Based Lending and Fund Finance 8% 7% Manufacturing 6% 6% Healthcare Technology 6% 8% Business Services 6% 5% 6% Buildings and Real Estate 3% 6% 5% 6% 4% 7% 5% 6% 1% Consumer Products 4% 3% 3% 4% 3% Other 4% At fair value unless otherwise indicated. Numbers may not sum due to rounding. 1. Pro forma as of June 30, 2024. See disclaimer for definition. 10

Substantial Investment Overlap Will Help Facilitate a Seamless Portfolio Integration OBDC Portfolio Overlap OBDE Portfolio Overlap OBDC Only (Strategic 1 Investments ) 7% OBDC Only (Ex- Strategic 75% of OBDC 90% of OBDE 1 Investments ) 18% investments are also investments are held in OBDE also held in OBDC OBDE Only 10% Overlap 90% Overlap 75% Number of Number of Fair Value Fair Value % Portfolio Portfolio % Portfolio Portfolio (in Millions) (in Millions) Companies Companies Overlapping $10,072 75% 163 $3,894 90% 163 Investments Non-Overlapping Investments (Ex- $2,360 18% 47 $452 10% 44 1 Strategic Investments ) Non-Overlapping Investments (Strategic $910 7% 2 -- -- -- 1 Investments ) Total Investments $13,342 212 $4,346 207 Numbers may not sum due to rounding. 1. Strategic investments are defined as Blue Owl Capital Corporation Senior Loan Fund LLC and Wingspire Capital Holdings LLC. 11

Combination of OBDC and OBDE Would Create the Second Largest Publicly Traded BDC by Total Assets ($ Billions) $26.1 $18.4 $15.2 $13.9 $10.7 $7.9 $5.9 $4.8 $4.5 $3.7 $3.5 $3.4 $3.4 $3.4 $3.3 $2.7 $2.6 $2.5 $2.4 $2.3 Includes the top twenty largest publicly traded BDCs by total assets. Source: Latest available public filings. Reflects latest available financial information through August 2, 2024. 1. Pro forma as of June 30, 2024. See disclaimer for definition. 12 ARCC Illustrative Combined 1 Entity FSK OBDC BXSL PSEC GBDC MAIN OBDE HTGC GSBD TSLX MSDL NMFC OCSL BBDC BCSF SLRC MFIC TCPC

Larger BDCs are Generally More Liquid $14,000 $70 $12,000 $60 $10,000 $50 $8,000 $40 $6,000 $30 $4,000 $20 $2,000 $10 $0 $0 Market Cap ($mm) 1M ADTV ($mm) Larger market capitalization may improve OBDC’s market trading liquidity, creating a more attractive opportunity for investors Source: Bloomberg. Reflects latest available financial information through August 2, 2024. 1. OBDE and MSDL subject to shareholder lock-ups following listings in January 2024. 2. Pro-forma ADTV calculated by taking the combined market cap of OBDC and OBDE multiplied by the ADTV as a % of market cap for standalone OBDC. 13 Market Capitalization ($mm) ARCC Illustrative 2 Combined Entity BXSL OBDC FSK MAIN GBDC HTGC PSEC TSLX 1 MSDL 1 OBDE GSBD OCSL NMFC MFIC BBDC TCPC SLRC 1M Average Daily Trading Volume (ADTV) ($mm)

Well-Balanced Capital Structure And Increased Access to Long-Term, Low-Cost, Flexible Debt Capital

The increased scale of the combined company may enable better access to a wider array of debt funding solutions and a potential reduction to borrowing cost

- Combined company is expected to benefit from OBDC's higher investment grade credit ratings
- Pro forma OBDC will continue to prioritize unsecured notes as part of maintaining its differentiated credit ratings profile
  - Larger BDCs have historically issued in the institutional bond market at tighter spreads given greater scale and ability to drive improved liquidity in bond tranches
- Opportunity to optimize bank lending relationships and drive funding cost savings
- Total revolving credit facilities of $2.6 billion with $500 million of available cash and cash equivalents[1]
- Streamlined capital structure estimated to create cost savings

Comparative Debt Mix	OBDC	OBDE	Illustrative Combined Entity[1]
Total Outstanding Debt	$7,549	$2,460	$10,008
Total Committed Debt	$8,931	$2,852	$11,783
Total Assets	$13,867	$4,503	$18,369
Cash & Cash Equivalents	$380	$120	$500
Net Leverage Ratio	1.20x	1.22x	1.20x

Funding Mix (Committed Basis)

- Revolving Credit Facilities
- SPV Facilities
- CLOs
- Unsecured Notes


23%
3%
25%
49%


21%
41%
9%
29%


22%
13%
21%
44%

Investment Grade Ratings[2]	OBDC	OBDE	Illustrative Combined Entity
Moody's	Baa3 (Positive)	Baa3 (Positive)	Baa3 (Positive)
Fitch	BBB (Stable)	BBB- (Stable)	BBB (Stable)
S&P	BBB- (Stable)	--	BBB- (Stable)
KBRA	BBB (Positive)	BBB (Stable)	BBB (Positive)

1. Pro forma as of June 30, 2024. See disclaimer for definition. 2. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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1 Estimated Operating Expense Savings In Year One ($ Millions) Accretive to Net Greater than $5 Million in Year One $38 Investment $33 $17 Income Over $15 Time $21 $18 Driven By Cost Synergies & Investment Optimization OBDC + OBDE Today Combined Post-Merger Professional Fees Other G&A • Operational synergies through the elimination of expenses totaling more than $5 million in year one • Potential cost savings from streamlined capital structure over Other Potential Long-Term Return on Equity Drivers time • Tightening spread on future re-issuance Cost of • Potential for incremental accretion • Cost savings from consolidation of from optimization of portfolio mix Financing revolving facilities over time • Optimize portfolio mix into higher Asset Yields yielding assets 1. OBDC and OBDE standalone operating expenses include professional fees, 15 15 administrator expense, general and administrative expenses and directors fees for the period ended June 30, 2024.

Bottom Line: Market Leader in We Are Creating 83% Senior Upper-Middle Market 1 Secured , Direct Lending First-Lien Scale the Focused Conservative Way Deep, 81% Total Diversified Return Financing Since OBDC is Well-Positioned to Sources 2 Inception Deliver for Investors Investment team with decades of experience across credit cycles Net Loss of Experienced 1,3 Strong, long-standing relationships 13 bps Management with over 740 sponsors Since Team Inception Stable portfolio with excellent credit 4 quality Highest dividend coverage of like- 1. Pro forma as of June 30, 2024. See disclaimer for definition. 2. Total return since inception is calculated as the change in quarterly net asset value per share plus total dividends per share (assuming any dividends are reinvested in accordance 5 sized peers with the Company’s dividend reinvestment plan), divided by net asset value per share at inception. 3. Annual gain/loss rate is defined as net realized gain/loss over the cost of investments of combined entity. 4. Source: Raymond James BDC Credit Review. BDC 10-year average non-accrual rate is 3.9%. On a standalone basis, OBDC’s non-accrual rate of 1.4% is lower than the 10-year average. 5. Like-sized peers include: ARCC, BXSL, FSK, GBDC, TSLX, and OCSL. 16 16

Appendix

Illustrative Transaction Timeline N-14 registration statement and joint Shareholder Transaction proxy effective meetings announcement Combined Company: August Q4 Q1 2024 2024 2025 Proxy Target solicitation closing begins Timeline subject to regulatory and shareholder approval. 18

Merger Consideration Structure OBDC to acquire 100% of OBDE in a stock-for-stock transaction, with shares to be exchanged based on the following: i. If the ratio of OBDC’s market price to OBDC’s NAV per share is less than or equal to 100% then the exchange ratio is determined by the ratio of (a) OBDE’s NAV per share and (b) OBDC’s NAV per share 48 hours prior to transaction close, or Merger Consideration ii. If the ratio of OBDC’s market price to OBDC’s NAV per share is greater than 100% but less than Description or equal to 104.5% then the exchange ratio is determined by the ratio of (a) the product of (1) OBDE’s NAV per share and (2) 1 + 50% of OBDC’s trading premium to OBDC’s NAV per share, and (b) OBDC’s market price 48 hours prior to transaction close, or iii. If the ratio of OBDC’s market price to OBDC’s NAV per share is greater than 104.5% then the exchange ratio is determined by the ratio of (a) the product of (1) OBDE’s NAV per share and (2) 102.25%, and (b) OBDC’s market price 48 hours prior to transaction close i. If the ratio of OBDC’s market price to OBDC’s NAV per share is less than or equal to 100%: Exchange ratio = OBDE NAV per share / OBDC NAV per share ii. If the ratio of OBDC’s market price to OBDC’s NAV per share is greater than 100% but less than or equal to 104.5%: Merger Consideration Formulaic Exchange ratio = OBDE NAV per share x (1 + 50% x (OBDC market price / OBDC NAV per Representation share – 1)) / OBDC market price iii. If the ratio of OBDC’s market price to OBDC’s NAV per share is greater than 104.5%: Exchange ratio = OBDE NAV per share x 102.25% / OBDC market price Final merger NAV and OBDC market price will be determined within 48 hours prior to closing (excluding Sundays and holidays). 19

Additional Key Dates & Details for OBDE Shareholders 1 Remaining special dividends declared in conjunction with listing in January 2024 Declaration date Record date Payment date Amount per share 01/12/2024 08/30/2024 09/13/2024 $0.06 01/12/2024 11/29/2024 12/13/2024 $0.06 01/12/2024 02/28/2025 03/14/2025 $0.06 01/12/2024 05/30/2025 06/13/2025 $0.06 Remaining investor lock-ups Release date If the merger closes before January 24, 2025, 270 days post-listing 10/21/2024 any lock-ups on shares of OBDE remaining as of the closing will be waived. 365 days post-listing 01/24/2025 1. On January 25, 2024, OBDE went public via a direct listing and began trading on the New York Stock Exchange. 20

Disclosures Forward-Looking Statements Certain statements made in this presentation are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 because they relate to future events, future performance or financial condition of Blue Owl Capital Corporation (NYSE: OBDC) or Blue Owl Capital Corporation III (NYSE: OBDE) or the proposed two-step merger of OBDE and OBDC (the “Mergers”). When used in this presentation, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside OBDC’s and OBDE’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Any such forward-looking statements are made pursuant to the safe harbor provisions available under applicable securities laws and speak only as of the date of this presentation. OBDC and OBDE assume no obligation to update or revise any such forward-looking statements except as required by law. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). The information contained in this presentation is summary information that is intended to be considered in the context of OBDC’s and OBDE’s filings with the SEC and other public announcements that OBDC or OBDE may make, by press release or otherwise, from time to time. OBDC and OBDE also use their websites to distribute company information, including performance information, and such information may be deemed material. Accordingly, investors should monitor OBDC’s and OBDE’s website (www.blueowlcapitalcorporation.com and www.blueowlcapitalcorporationiii.com). OBDC and OBDE undertake no duty or obligation to publicly update or revise the forward- looking statements or other information contained in this presentation. These materials contain information about OBDC, OBDE and their respective affiliates and certain of their respective personnel and affiliates, information about their respective historical performance and general information about the market. You should not view information related to the past performance of OBDC and OBDE or information about the market, as indicative of future results, the achievement of which cannot be assured. 21

Disclosures Important Notice; No Offer or Solicitation No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will OBDC, OBDE or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of OBDC and OBDE or the Mergers. Viewers of this presentation should each make their own evaluation of OBDC, OBDE and the Mergers and of the relevance and adequacy of the information contained herein and should make sure other investigations as they deem necessary. This presentation does not constitute an offer to sell, or the solicitation of an offer to buy or sell, any securities, investment funds, vehicles or accounts, investment advice or any other service by OBDC, OBDE or any of their respective affiliates or subsidiaries. Nothing in this presentation constitutes the provision of tax, accounting, financial, investment, regulatory, legal or other advice by OBDC, OBDE or their respective advisors. Industry and Market Data This presentation may contain information obtained from third parties. Such information has not been independently verified and, accordingly, OBDC and OBDE make no representation or warranty in respect of this information. Reproduction and distribution of third party content in any form is prohibited except with the prior written permission of the related third party. Third party content providers do not guarantee the accuracy, completeness, timeliness or availability of any information, including ratings, and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such content. THIRD PARTY CONTENT PROVIDERS GIVE NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. THIRD PARTY CONTENT PROVIDERS SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT, INCIDENTAL, EXEMPLARY, COMPENSATORY, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, COSTS, EXPENSES, LEGAL FEES, OR LOSSES (INCLUDING LOST INCOME OR PROFITS AND OPPORTUNITY COSTS OR LOSSES CAUSED BY NEGLIGENCE) IN CONNECTION WITH ANY USE OF THEIR CONTENT, INCLUDING RATINGS. Credit ratings are statements of opinions and are not statements of fact or recommendations to purchase, hold or sell securities. They do not address the suitability of securities or the suitability of securities for investment purposes, and should not be relied on as investment advice. Additional Information and Where to Find It In connection with the Mergers, OBDC and OBDE plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and Registration Statement will each contain important information about OBDC, OBDE, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com. Participation in the Solicitation OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDE is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above. 22

Disclaimer Past performance is not a guide to future results and is not indicative of expected realized returns. As of June 30, 2024. Pro forma is defined as OBDC and OBDE metrics on a combined basis. Assets Under Management (“AUM”) refers to the assets that Credit manages and are generally equal to the sum of (i) net asset value (“NAV”); (ii) drawn and undrawn debt; and (iii) uncalled capital commitments. This presentation contains proprietary information regarding Blue Owl Capital Inc. (“Blue Owl”), its affiliates and investment program, funds sponsored by Blue Owl, including the Credit Funds, the GP Strategic Capital Funds and the Real Estate Funds (collectively the “Blue Owl Funds”) as well as investment held by the Blue Owl Funds. This presentation and the information contained in this presentation may not be reproduced or distributed to persons other than the recipient or its advisors. The views expressed and, except as otherwise indicated, the information provided are as of the report date and are subject to change, update, revision, verification, and amendment, materially or otherwise, without notice, as market or other conditions change. Since these conditions can change frequently, there can be no assurance that the trends described herein will continue or that any forecasts are accurate. In addition, certain of the statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on the current views and assumptions of Blue Owl and involve known and unknown risks and uncertainties (including those discussed below) that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. These statements may be forward-looking by reason of context or identified by words such as “may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential or continue” and other similar expressions. Neither Blue Owl, its affiliates, nor any of Blue Owl’s or its affiliates' respective advisers, members, directors, officers, partners, agents, representatives or employees or any other person (collectively the “Blue Owl Entities”) is under any obligation to update or keep current the information contained in this document. This presentation contains information from third party sources which Blue Owl has not verified. No representation or warranty, express or implied, is given by or on behalf of the Blue Owl Entities as to the accuracy, fairness, correctness or completeness of the information or opinions contained in this presentation and no liability whatsoever (in negligence or otherwise) is accepted by the Blue Owl Entities for any loss howsoever arising, directly or indirectly, from any use of this presentation or its contents, or otherwise arising in connection therewith. This presentation contains certain prospective financial information with respect to OBDC’s estimated future performance. OBDC’s independent auditors have not audited, reviewed, compiled, or performed any procedures with respect to such information for the purpose of their inclusion in this presentation and, accordingly, have not expressed an opinion or provided any other form of assurance with respect thereto for purposes of the presentation. In this presentation, certain of such prospective financial information has been included (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein) for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. There can be no assurance that the prospective financial information is indicative of the future performance of OBDC or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. The prospective financial information reflects assumptions that are subject to change, and there can be no assurance that OBDC’s financial condition or results of operations will be consistent with those set forth in such prospective financial information. The prospective financial information, guidance and other forward-looking statements included herein are effective only on the date given. We will not update, reaffirm or otherwise comment on any prospective financial information, guidance or other forward-looking statements in connection with this presentation, except as may be required by law. No reference made to any prior financial guidance or other forward-looking statements in connection with this presentation should be construed to update, reaffirm or otherwise comment on such prior financial guidance or other forward-looking statements. All investments are subject to risk, including the loss of the principal amount invested. These risks may include limited operating history, uncertain distributions, inconsistent valuation of the portfolio, changing interest rates, leveraging of assets, reliance on the investment advisor, potential conflicts of interest, payment of substantial fees to the investment advisor and the dealer manager, potential illiquidity, and liquidation at more or less than the original amount invested. Diversification will not guarantee profitability or protection against loss. Performance may be volatile, and the NAV may fluctuate. Performance Information: Where performance returns have been included in this presentation, Blue Owl has included herein important information relating to the calculation of these returns as well as other pertinent performance related definitions. All investments are subject to risk, including the loss of the principal amount invested. These risks may include limited operating history, uncertain distributions, inconsistent valuation of the portfolio, changing interest rates, leveraging of assets, reliance on the investment advisor, potential conflicts of interest, payment of substantial fees to the investment advisor and the dealer manager, potential illiquidity, and liquidation at more or less than the original amount invested. Diversification will not guarantee profitability or protection against loss. Performance may be volatile, and the NAV may fluctuate. This material is for informational purposes only and is not an offer or a solicitation to sell or subscribe for any fund and does not constitute investment, legal, regulatory, business, tax, financial, accounting, or other advice or a recommendation regarding any securities of Blue Owl, of any fund or vehicle managed by Blue Owl, or of any other issuer of securities. Only a definitive offering document (i.e.: Prospectus or Private Placement Memorandum) can make such an offer. Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or Private Placement Memorandum is truthful or complete. Any representation to the contrary is a criminal offense. Securities are offered through Blue Owl Securities LLC, member of FINRA/SIPC, as Dealer Manager. Copyright© Blue Owl Capital Inc. 2024 All rights reserved. This presentation is proprietary and may not be reproduced, transferred, or distributed in any form without prior written permission from Blue Owl. It is delivered on an “as is” basis without warranty or liability by accepting the information, you agree to abide by all applicable copyright and other laws, as well as any additional copyright notices or restrictions contained in the information. 23